NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

April 25, 2022

Taylor Beech

Attorney Advisor

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FBC Holding, Inc.
Offering Statement on Form 1-A
Filed March 23, 2022
Commission File No. 024-11839

Dear Ms. Beech:

This is in response to the oral comments of the Staff relating to the captioned Offering Statement on Form 1-A of FBC Holding, Inc. (the “Company”). The oral comments of the Staff are addressed below.

Offering Statement of Form 1-A

Financial Statements

In one of its oral comments, the Staff requested that the Company revise the financial statements, to comply with Item 3-06 of Regulation S-K. Please be advised that, in response to such oral comment, the financial statements for the years ended December 31, 2021 and 2020, on a combined basis, are included in the disclosure. In addition, pro form information has been removed.

Management’s Discussion and Analysis

In one of its oral comments, the Staff requested that the Company revise the Management’s Discussion and Analysis section, to reflect the revised financial statement presentation. Please be advised that, in response to such oral comment, the disclosure in the Management’s Discussion and Analysis section has been revised.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: FBC Holding, Inc.